# AMENDED AND RESTATED OPERATING AGREEMENT

## OF

## EQUALITYMD, LLC
### a Virginia limited liability company

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") of EQUALITYMD, LLC, a Virginia limited liability company (the "**Company**"), is entered into as of February 5, 2021 by and among the Company, its members listed on Exhibit A attached hereto, and all other Persons (as defined below) that become members of the Company from time to time (collectively, the "**Members**" and each, a "**Member**"), for the regulation of the affairs and the conduct of the business of the Company.

## RECITALS

WHEREAS, the Company was formed under the laws of the Commonwealth of Virginia by the filing of the Articles of Organization with the Virginia State Corporation Commission on January 19, 2015 (the "**Articles of Organization**");

WHEREAS, effective as of December 14, 2020, the Company filed the Articles of Amendment with the Virginia State Corporation Commission to change its name from its prior name (Equality Rewards, LLC) to its current name, EqualityMD, LLC;

WHEREAS, the Company and the Members desire to amend and restate in its entirety the Operating Agreement of the Company by and among the Company and the initial Members of the Company dated January 19, 2015 (the "**Prior Agreement**") and intend that this Agreement will replace and supersede any and all oral agreements and prior writings among the Company and the Members.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

## ARTICLE I
## DEFINITIONS

**Section 1.1    Definitions.**

"**Act**" shall mean the Virginia Limited Liability Company Act, Code of Virginia (1950) §§ 13.1-1000, *et seq.*, as amended from time to time.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after crediting to such account any amounts which such Member is treated as obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-

2(i)(5) and debiting such account by the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" shall mean any Person that (i) directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Personspecified, or (ii) is a Family Transferee with respect to, or bears a Family Relationship with, the Person specified. The term "control" (including the terms "controlling", "controlled by", and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownershipof at least 50% of the voting securities, by contract or otherwise.

"**Agreement**" shall mean this Amended and Restated Operating Agreement of the Company, as it may be amended from time to time, which supersedes and replaces the Prior Agreement.

"**Board of Managers**" or "**Board**" shall mean the board of Managers of the Company as described and as designated or elected under ARTICLE IV.

"**Bona Fide Offer**" shall mean an offer in writing made on an arm's-length basis, signed by the offeror, who must not be an Affiliate of the recipient of the offer and who must be financially capable of carrying out the terms of the offer, and binding the offeror to such terms and, in the event consummation of such terms does not result in termination of this Agreement, further binding the offeror to the terms of this Agreement.

"**Capital Contribution**" shall mean the amount of money or the fair market value of other property contributed to the capital of the Company by each Member, as set forth in Exhibit B, as amended from time to time.

"**Cash Available for Distribution**" shall mean, for any period, the excess, if any, of (i) the cash receipts of the Company (other than from a Terminating Capital Transaction) including receipts from the sale, exchange or other disposition of the assets of the Company, and amounts withdrawn from reserves, over (ii) disbursements of cash by the Company (other than distributions to Members and amounts paid with receipts from a Terminating Capital Transaction), including: (A) the payment of operating expenses and debt service on loans from both Members and third parties, (B) capital expenditures, and (C) amounts deposited in reserves.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Class A Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Members to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Class A Members**" means Members who hold Class A Units. If a Class A Member holds both Class A Units and Class B Units, then he shall be a Class A Member with respect to the Class A Units he holds and a Class B Member with respect to the Class B Units he holds.

"**Class B Members**" means Members who hold Class B Units. If a Class B Member holds both Class B Units and Class A Units, then he shall be a Class B Member with respect to the Class B Units he holds and a Class A Member with respect to the Class A Units he holds.

"**Class A Units**" means the Units of a Class A Member.

"**Class B Units**" means the Units of a Class B Member.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended, or any successor provision of law.

"**Company**" shall mean Equality Rewards, LLC, a Virginia limited liability company.

"**Family Transferee(s)**" shall mean any or all, as appropriate, of the descendants, spouse, brothers, sisters, nephews and nieces of the Member in reference to which such terms are used, the estate of such Member, and any trust, partnership, limited liability company or other entity of which one or more of the Members and any of such persons or entities are the sole beneficiaries (including both income and residuary), partners, members or equity owners. In addition, "**Family Relationship**" shall mean any of the relationships identified in this paragraph.

"**Fully Diluted Basis**" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"**IRS**" shall mean the Internal Revenue Service.

"**Managers**" shall mean the Managers elected or appointed pursuant to Section 4.1(b)

"**Member**" or "**Members**" shall have the meaning provided in the Preamble hereof.

"**Officers**" shall mean the Officers elected or appointed pursuant to Section 5.1.

"**Percentage Interest**" means, with respect to each Member, such Member's percentage ownership interest in the Company, calculated by dividing the number of Units held by such Member by the total of all outstanding Units of the Company.

"**Person**" shall mean and include an individual, proprietorship, trust, estate, partnership, joint venture, association, company, corporation, limited liability company or other entity.

"**Pro Rata Portion**" means for purposes of Section 11.1, with respect to any Pre-emptive Member, a fraction determined by dividing (i) the number of Units on a Fully Diluted Basis owned by such Pre-emptive Member immediately prior to such issuance by (ii) the total number of Units on a Fully Diluted Basis held by the Members on such date immediately prior to such issuance.

"**Terminating Capital Transaction**" shall mean the sale, exchange or other disposition (including a disposition pursuant to foreclosure or deed in lieu of foreclosure) of the assets of the Company or following the dissolution and termination of the Company pursuant to one of the other events listed in Section 2.5 hereof.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents) or (b) is not a Family Transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents).

"**Transfer**" shall mean (a) when used as a noun, any sale, exchange, pledge, encumbrance, gift, bequest, attachment or other transfer or disposition of Units, or any right or interest therein, or permitting any Units or any right or interest therein to be sold, exchanged, pledged, encumbered, given, bequeathed, attached or otherwise disposed of or having or allowing the ownership of any Units, or any right or interest therein, to be changed, assigned, exchanged or converted in any manner, whether voluntarily, involuntarily or by operation of law, or (b) when used as a verb, to consummate such sale or other transaction described in clause (a) above.

"**Treasury Regulations**" shall mean the Treasury regulations issued under the Code, as amended and as hereafter amended from time to time. Reference to any particular provision of the Treasury Regulations shall mean that provision of the Treasury regulations on the date hereof and any successor provision of the Treasury Regulations.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Units**" shall mean, with respect to each Member, such Member's units of membership interest in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and of the Act. As of the date of this Agreement, each Unit is denominated as either a "Class A Unit" or a "Class B Unit", and the number of Class A Units and Class B Units owned by each Member shall be set forth on Exhibit B, as may be amended from time to time.

## ARTICLE II
## NAME: PURPOSE: TERM

**Section 2.1    Formation**.

The Members hereby acknowledge the formation of the Company as a limited liability company pursuant to the Act by virtue of the Articles of Organization filed with the Virginia State Corporation Commission effective as of January 19, 2015.

**Section 2.2    Name, Office, and Registered Agent**.

(a)    The name of the Company shall be "**EQUALITYMD, LLC**". The principal office and place of business shall be 1342 Flynn Road, Richmond, Virginia 23225. The Board may at any time change the location of such office to another location.

(b)    The registered agent and office of the Company required under the Act shall be as designated in the Company's Articles of Organization, and may be changed by the Board in accordance with the Act. The registered agent's sole duty as such is to forward to the Company at its principal office and place of business any notice that is served on him as registered agent.

**Section 2.3    Governing Law**.

This Agreement and all questions with respect to the rights and obligations of the Members, the construction, enforcement, and interpretation hereof, and the formation, administration, and termination of the Company shall be governed by the provisions of the Act and other applicable laws of the Commonwealth.

**Section 2.4    Purpose**.

The Company was formed for the purpose of engaging in any lawful business, purpose or activity for which a limited liability company may be organized under the Act. The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Company's Articles of Organization.

**Section 2.5    Term**.

(a)    The Company's existence shall be perpetual, except the Company shall be dissolved and terminated upon the first to occur of the following:

(i)    The unanimous written agreement of all the Class A Members to dissolve and terminate the Company;

(ii)    The sale, transfer, or other disposition of all or substantially all of the assets of the Company;

(iii)    The entry of a decree of judicial dissolution under Section 13.1-1047 of the Act;

(iv)     The automatic cancellation of the Company's Articles of Organization under Section 13.1-1064 of the Act; or

(v)     As otherwise required by the Act.

(b)     Upon the dissolution of the Company for any reason, the Members shall promptly proceed to wind up the affairs of and liquidate the Company. Except as otherwise provided in this Agreement, the Members shall continue to share distributions and allocations during the liquidation period in the same manner as before dissolution.

## ARTICLE III
## RIGHTS AND OBLIGATIONS OF MEMBERS

**Section 3.1     Members**.

The rights and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein. The address, telephone number and email of each Member are set forth opposite each Member's name on Exhibit A attached hereto.

**Section 3.2     Other Business Activities**.

Any Member may engage in or possess an interest in other business ventures of every nature and description, independently or with others.

**Section 3.3     No Right to Withdraw**.

Except as otherwise provided in this Agreement, no Member shall have any right to voluntarily resign, disassociate or otherwise withdraw from the Company without the written consent of all of the other Class A Members of the Company.

**Section 3.4     Meetings of the Members**.

No annual or special meetings of the Members shall be required. Any action required or permitted to be taken at any meeting may be taken without a meeting if a written consent setting forth the action to be taken is signed by that number of Class A Members required to act with respect to the subject matter thereof. Meetings of the Class A Members may be held by telephone or other device so long as all participants in such meeting can be heard. Meetings of the Class A Members may be held at any time at the written request of a Class A Member on not less than two days advance written notice. Written notice to a Class A Member may be delivered in person or sent by mail or email to the address of such Class A Member set forth on Exhibit A of this Agreement, as such address may be changed from time to time.

**Section 3.5     Voting; No Management Rights**.

(a)     The holders of the Class A Units shall have the exclusive right to vote in the election of the Manager in accordance with, and subject to the terms of Section 4.1(b), and on all other matters specified in this Agreement as requiring Member action. Each Class A Unit is entitled to one vote.

(b)     The holders of Class B Units shall have no voting rights whatsoever as a Member or otherwise, and no right to vote on or in connection with, consent to or approve any matters requiring the vote, consent, approval or action of the Members pursuant to this Agreement or the Act.

Except for any matters expressly reserved to the Members, no Member shall have any right to take part in the management or operation of the Company other than in such Member's capacity as a Manager, Officer, employee, or independent contractor, if applicable. No Member shall, without the prior written approval of the Board, take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions expressly authorized by the terms of this Agreement.

### Section 3.6     Actions Requiring Class A Member Consent.

The written consent of Members who together hold at least a majority of the Class A Units (a "**Majority Member Consent**") shall be required to authorize the Company to:

(a)     File or consent to the filing of any bankruptcy, insolvency or reorganization case or proceeding; institute any proceedings under any applicable insolvency law or otherwise seek relief under any laws relating to the relief from debts or the protection of debtors generally;

(b)     Seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for the Company or a substantial portion of its properties;

(c)     Make any assignment for the benefit of the creditors of the Company;

(d)     Amend the Articles of Organization or this Agreement in any way having any effect on this Section 3.6, either directly or indirectly; and

(e)     Approve the dissolution of the Company.

### Section 3.7     Units Generally.

The membership interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. As of the date of this Agreement,  each Unit is denominated as either a "Class A Unit" or a "Class B Unit". The number of Class A Units and Class B Units held by each Member and their initial Capital Contribution is set forth on Exhibit B attached hereto. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series.

### Section 3.8     Authorization and Issuance of Class B Units

The Company is hereby authorized to issue Class B Units to Managers, Officers, employees, consultants or other service providers of the Company (collectively, "**Service Providers**"). While holders of Class B Units are Members of the Company, the Class  B Units are non-voting Units. By their signatures below, the Members hereby acknowledge and agree that the Board has adopted the terms of this Section 3.8 as, and that this Section 3.8 constitutes, a written plan pursuant to which all Class B Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of the Incentive Plan and issuance of Class B Units, the Board is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Class B Units (such agreements, "**Award Agreements**"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(a)      The number of Class B Units that the Company may grant pursuant to the Incentive Plan shall not exceed 400,000 unless such number is increased with the prior written approval of the Board.

(b)      The Board shall establish such vesting criteria for the Class B Units as it determines in its discretion and shall include such vesting criteria in the applicable Award Agreement for any grant of Class B Units.

(c)      The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Class B Units may constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**") if and to the extent clearly indicated in the Award Agreement between such Service Provider and the Company, and that in such case such Class B Units received by the Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Class B Units that constitute a Profits Interest hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives such Class B Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(d)      Class B Units that are issued as Profits Interests shall receive the following tax treatment:

(i)      the Company and each Service Provider who receives Class B Units in the form of Profits Interests shall treat such Service Provider as the owner of such Class B Units from the date of their receipt, and the Service Provider receiving such Class B Units shall take into account his distributive share of profits, income, gain, losses and deduction associated with the Class B Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds such Class B Units.

(ii)      each Service Provider that receives Class B Units in the form of Profits Interests shall make a timely and effective election under Code Section 83(b) with respect to such Class B Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Class B Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Class B Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Class B Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Class B Units issued in the form of Profits Interests after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Class B Units as of the date of issuance of such Class B Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(e) Each Member authorizes the Board, in its sole discretion, to amend this Section 3.8 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of IRS Notice 2005-43 (e.g., to reflect changes from the rules set forth in such notice in subsequent Internal Revenue Service guidance), provided that such amendment (i) is not materially adverse to such Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company) and (ii) does not result in disproportionately adverse treatment of any Member as compared to the treatment of a Member holding similar Units. A Member's obligation to comply with the provisions of this Section 3.8 shall survive such Member's ceasing to be a Member of the Company and the termination, dissolution, liquidation and winding up of the Company and, for purposes of this Section 3.8, the Company shall be treated as continuing in existence.

## ARTICLE IV
## MANAGEMENT OF THE COMPANY

**Section 4.1** **General Powers; Designation of the Board of Managers.**

(a) The property, Officer(s) and business of the Company shall be managed under the direction of the Board of Managers. Except as otherwise expressly provided by law, the Articles of Organization or this Agreement, the Board shall have complete and exclusive control of the management of the Company's business and affairs, with the right, power, and authority on behalf of the Company and in its name to execute documents or other instruments and exercise all of the rights, powers, and authority of the Company under the Act and to take any and all actions that the Company may be entitled to take.

(b) The Board shall consist of up to three (3) Managers. The Class A Members shall be entitled to elect the Managers. The Board initially shall consist of (1) Manager (the "**Initial Manager**"). The Initial Manager shall be Justin Ayars ("**Ayars**"). So long as Ayars remains a Member, he shall be entitled to be a Manager. The Initial Manager shall have that number of votes on the Board equal to the number of Managers then serving.

**Section 4.2    Decisions and Voting by the Board of Managers**.

(a)    Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a written consent setting forth the action to be taken is signed by that number of Managers required to act with respect to the subject matter thereof. The Board shall have the power to make all decisions to take any action in the conduct of the Company's business and operations, subject to the delegation of such power to the Company's Officers as provided in ARTICLE V below.

(b)    The affirmative vote or consent of the Manager then serving, or both Managers then serving, or, if more than two Managers are serving, a majority of all Managers then serving (in all cases, a "**Majority Manager Consent**") shall be required, and shall be sufficient, to take the following actions on behalf of the Company:

(i)    Merger or consolidation with, or acquisition of, any other business;

(ii)    Causing or permitting the Company to incur any indebtedness for borrowed money, regardless of the amount;

(iii)    Causing or permitting the Company to make any expenditure, loan or investment, or incur any other expense, or make any series of expenditures, loans, investments or expenses, in an amount in excess of $10,000;

(iv)    Making any investment in any Person or taking any action, giving any consent or casting any vote required under the terms of any stock, membership interest or equity purchase, stockholder, transfer, registration rights, operating, put or other agreement of any nature pertaining to any investment in any Person;

(v)    Selling, encumbering or otherwise disposing of all or substantially all of the assets of the Company;

(vi)    Making any distributions of Company cash or other property except as specifically provided in this Agreement;

(vii)    Terminating the employment of a Member with the Company, or terminating the engagement of a Member providing services to the Company whether as an employee, independent contractor or otherwise;

(viii)    Approval of the compensation payable to any Member, or any amendment, adjustment or other change to the compensation or other terms applicable to any Member, with respect to such Member's employment with the Company or engagement as independent contractor with the Company;

(ix)    Creating or authorizing any new class or series of Units or equity, or selling, issuing, granting, or selling any additional Units or equity of the Company; and

(x)    Exercising any rights to purchase the Units of any Transferring Member pursuant to, or taking any other actions specified in, ARTICLE XII of this Agreement.

**Section 4.3    Quorum.**

So long as two or more Managers are serving in accordance with the terms of this Agreement, (a) a majority of the Managers shall be required to constitute a quorum for the transaction of business by the Board, and (b) the act of at least a majority of the Managers who are present shall be the act of the Board. Less than a quorum may adjourn any meeting.

**Section 4.4    Removal or Resignation of Managers.**

Upon such time that Ayars ceases to be a Member, Ayars shall automatically be removed as a Manager unless the remaining Managers, by their unanimous vote or consent, agree to retain Ayars as a Manager. Any Manager may resign at any time by giving written notice of their intention to do so to the Board. In the event of a removal or resignation of a Manager, a replacement for such Manager may be appointed in the manner provided in Section 4.1.

**Section 4.5    Duties of Managers.**

Each Manager shall devote such time, effort, and skill to the Company's business affairs as is necessary and proper for the Company's welfare and success. The Members expressly recognize that the Managers have or may have substantial other business activities and agree that the Managers shall not be bound to devote all of their business time to the affairs of the Company.

    (a)    In discharging the duties of their positions and in considering the best interests of the Company, a manager shall consider the effects of any action or inaction on:

        (i)    the members of the Company;

        (ii)    the employees and work force of the Company, its subsidiaries, and its suppliers;

        (iii)    the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

        (iv)    community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

        (v)    the local and global environment;

        (vi)    the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

        (vii)    the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(b)     In discharging his or her duties, and in determining what is in the best interests of the Company and its members, a manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. A manager shall not be personally liable for monetary damages for:

(c)

     (i)     any action or inaction in the course of performing the duties of a manager under this paragraph if the manager was not interested with respect to the action or inaction; or

     (ii)     failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(d)     A manager does not have a duty to any person other than a member in its capacity as a member with respect to the purpose of the Company or the obligations set forth in this Article, and nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a member or any cause of action by or for any person other than a member or the Company.

(e)     Notwithstanding anything set forth herein, a manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a manager's duty of care, even in the context of a Change in Control Transaction where, as a result of weighing the interests set forth in subsection (a)(i)-(vii) above, a managing member determines to accept an offer, between two competing offers, with a lower price per unit.

(f)     A manager who makes a business judgment in good faith fulfills the duty under this section if the manager:

     (i)     is not interested in the subject of the business judgment;

     (ii)     is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and

     (iii)     rationally believes that the business judgment is in the best interests of the Company.

**Section 4.6     Meetings of the Board**.

(a)     Meetings of the Board may be called by any Manager. Notice of a meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given to each Manager either by mail not less than 14 days before the date of the meeting or by telephone or email no less than five business days before the date and hour of the meeting. Presence at the meeting shall constitute waiver of any deficiency of notice under this Section 4.6.

(b)      The Board shall hold its meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear one another. The Board may approve any action that could be taken at a meeting by written consent pursuant to the terms set forth in Section 4.2(a). Participation in a meeting or the execution of a written consent pursuant to Section 4.2(a) shall constitute presence in person at such meeting and shall constitute a waiver of any deficiency of notice pursuant to Section 4.6(a).

**Section 4.7      Advisory Board**.

(a)      The Company shall establish an advisory board (the "**Advisory Board**"), which Advisory Board will provide the Company's Board of Managers with strategic input and guidance, but shall otherwise have no voting rights, consent rights, approval rights or any other rights that would bind the Company in any manner. The initial member of the Advisory Board shall be Jennifer Finn.

(b)     The Advisory Board expects to meet monthly (in person or by phone), subject to adjustment by the Company's Board of Managers from time to time, and all members of the Advisory Board are expected to attend those meetings if reasonably possible. Informal meetings of one or more members of the Advisory Board will be held on an as-needed basis.

## ARTICLE V
## OFFICERS

### Section 5.1     Designation and Election of Officers: Terms.

The Board shall appoint such officers of the Company, including without limitation a Chief Executive Officer, as it deems appropriate from time to time (all such officers, the "**Officers**"). All Officers shall hold office until the next annual meeting of the Board and until removed by the Board or until their successors are elected. Any two or more offices may be held by the same person.

### Section 5.2     Removal of Officers: Vacancies.

Any Officer may be removed summarily with or without cause, at any time, by the Board. Vacancies, including a vacancy caused by the death, disability, resignation, or removal of any Officer, may be filled by the Board.

### Section 5.3     Duties.

The Officers shall have such powers and duties as generally pertain to their respective offices as well as such powers and duties as are provided in this Agreement or as from time to time shall be conferred upon them by the Board. Subject to the terms of Section 3.6, the Board shall have the power to delegate any of its authority hereunder to any Officer or Officers.

### Section 5.4     Chief Executive Officer.

The Chief Executive Officer of the Company shall be primarily responsible for the implementation of the policies of the Board. He shall have authority over the general business and operations of the Company and its divisions, if any, subject only to the ultimate authority and direction of the Board. In addition, he shall perform such other duties as from time to time may be assigned to him by the Board. The Chief Executive Officer may sign and execute in the name of the Company certificates evidencing Units, deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly and exclusively delegated by the Board or by this Agreement to some other Officer or agent of the Company or shall be required by law or otherwise to be signed or executed. In addition, he shall perform all duties incident to the office of the Chief Executive Officer and such other duties as from time to time may be assigned to him by the Board. The initial Chief Executive Officer shall be Justin Ayars.

### Section 5.5     Chief Operating Officer.

The Chief Operating Officer, if one is designated, shall be primarily responsible for the day-to-day operations of the Corporation, subject to the authority of the Chief Executive Officer and the Board. He may sign and execute in the name of the Company unit certificates, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company or shall be required by law otherwise to be signed or executed. In addition, he shall perform all duties incident to the office of the Chief Operating Officer and such other duties as from time to time may be assigned to him by the Board or the Chief Executive Officer.

**Section 5.6     Chief Financial Officer.**

The Chief Financial Officer, if one is designated, shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, subject to the authority of the Chief Executive Officer and the Board. He shall deposit all monies and securities of the Company in such banks and depositories as shall be designated by the Board. He shall be responsible (a) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (b) for the preparation of appropriate operating budgets and financial statements; (c) for the preparation and filing of all tax returns required by law; and (d) for all financial and accounting matters. In addition, he shall perform all duties incident to the office of the Chief Financial Officer and such other duties as from time to time may be assigned to him by the Board or the Chief Executive Officer. The initial Chief Financial Officer shall be Brian Rauls.

**Section 5.7     Vice President(s).**

Each Vice President, if any, shall have such powers and duties as may from time to time be assigned to him by the Chief Executive Officer or the Board. Any Vice President may sign and execute in the name of the Company certificates evidencing Units, deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and the execution thereof shall be expressly and exclusively delegated by the Board or by this Agreement to some other Officer or agent of the Company or shall be required by law or otherwise to be signed or executed. In addition, he shall perform all duties incident to the office of the Vice President and such other duties as from time to time may be assigned to him by the Board or the Chief Executive Officer.

**Section 5.8     Treasurer.**

The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Company, subject to the authority of the Chief Executive Officer, the Chief Financial Officer (if any), and the Board. He shall deposit all monies and securities of the Company in such banks and depositories as shall be designated by the Board. He shall be responsible (a) for maintaining adequate financial accounts and records in accordance with generally accepted accounting practices; (b) for the preparation of appropriate operating budgets and financial statements; (c) for the preparation and filing of all tax returns required by law; and (d) for all financial and accounting matters. In addition, he shall perform all duties incident to the office of the Treasurer and such other duties as from time to time may be assigned to him by the Board or the Chief Executive Officer.

**Section 5.9    Secretary.**

The Secretary shall act as secretary of all meetings of the Members and the Board of the Company. When requested, he also shall act as secretary of the meetings of the committees of the Board. The Secretary shall keep and preserve the minutes of all such meetings in permanent books. The Secretary shall be responsible for (a) seeing that all notices required to be given by the Company are duly given and served; (b) having custody of the seal of the Company and shallaffix the seal or cause to be affixed to all unit certificates of the Company and to all documents the execution of which on behalf of the Company under its corporate seal is duly authorized in accordance with law or the provisions of this Agreement; (c) having custody of all deeds, leases, contracts and other important corporate documents; (d) having charge of the books, records and papers of the Company relating to its organization and management as a Company; and (e) seeing that all reports, statements and other documents required by law (except tax returns) are properly filed. In addition, he shall perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the Board or the Chief Executive Officer.

**Section 5.10    Compensation of Officers.**

The compensation of the Officers and all policies pertaining thereto shall be established by the Board on an annual basis. Any fee paid to an Officer who is also a Member shall be deemed a guaranteed payment pursuant to Section 707(c) of the Code.

## ARTICLE VI
## CAPITAL CONTRIBUTIONS OF MEMBERS

**Section 6.1    Capital Contributions.**

Each Member's initial Capital Contribution is as set forth on Exhibit B hereto.

**Section 6.2    Additional Capital Contributions.**

No Member shall be required to contribute additional Capital Contributions to the Company.

**Section 6.3    Capital Accounts.**

A separate capital account ("**Capital Account**") shall be established and maintained for each Member. The initial Capital Account of each Member shall reflect the Capital Contributions set forth on Exhibit B hereto.

**Section 6.4    No Interest on Contributions.**

No interest shall be paid on Capital Contributions or on the balance in each Member's Capital Account, except as specifically provided herein.

**Section 6.5   Return of Capital Contributions.**

No Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distribution from the Company, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Member or withdrawn Member any part of such Member's Capital Contribution to the Company for so long as the Company continues to exist.

**Section 6.6   Member Loans.**

If approved in advance by the Board, Members may make loans to the Company.


**ARTICLE VII**
**ALLOCATIONS AND DISTRIBUTIONS**


**Section 7.1   Allocation of Profits and Losses.**

(a)     Profit and loss of the Company for each Fiscal Year shall be allocated to the Members in accordance with their respective Percentage Interests.

(b)     If a Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii) (d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate the Member's Adjusted Capital Account Deficit to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d). The provision in this Section 7.1(b) is intended to be a "qualified income offset" provision within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner that is consistent with the requirements of that section.

(c)     Notwithstanding any other provision of this Agreement, (i) nonrecourse deductions of the Company within the meaning of Treasury Regulations Section 1.704-2(b)(1) other than Member nonrecourse deductions within the meaning of Treasury Regulations Section 1.704-2(i) shall be allocated to the Members in accordance with their respective Percentage Interests, (ii) any Member nonrecourse deductions within the meaning of Treasury Regulations Section 1.704-2(i) shall be allocated in accordance with that section, and (iii) if there is a net decrease in "minimum gain" within the meaning of Treasury Regulations Sections 1.704-2(d)and (i) for any fiscal period of the Company, items of gain and income shall be allocated among the Members in accordance with the "minimum gain chargeback" rules contained in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4). The Members' respective "interests in Company profits for purposes of allocating excess  nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3) shall be equal to their respective Percentage Interests.

(d)     If items of income and gain are allocable pursuant to the qualified income offset provision in Section 7.1(b) or the minimum gain chargeback provision in Section 7.1(b) (the "**Regulatory Allocations**"), items of income, gain, loss, and deduction otherwise allocable pursuant to Section 7.1(a) shall be allocated among the Members so that, to the extent possible, the allocation of items among the Members shall be equal to the allocation that would have occurred if the Regulatory Allocations had not been made.

(e)     In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of the amount such Member is treated as obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704- 2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.1(e) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this ARTICLE VII have been made as if Section 7.1(b) and this Section 7.1(e) were not in the Agreement.

(f)     To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)     Losses allocated pursuant to Section 7.1(a) hereof shall not exceed the maximum amount of losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of the Fiscal Year. In the event that some but not all of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 7.1(a) hereof, the limitation set forth in this Section 7.1(g) shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(h)     All allocations of profits and losses (and all items contained therein) for federal income tax purposes shall be identical to all book allocations of such items set forth in this ARTICLE VII except as otherwise provided in this ARTICLE VII or as otherwise required by law.

(i)     "Profits" and "losses" and any items of income, gain, expense or loss referred to in this Section 7.1 shall be determined in accordance with federal income tax accounting principles as modified by Treasury Regulations Section 1.704-1(b)(2)(iv), except that profits and losses shall not include items of income, gain, and expense that are specially allocated pursuant to Sections 7.1(c), 7.1(e) or 7.1(f) hereof. All allocations of income, profits, gains, expenses, and losses (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 7.1, except as otherwise required by Section 704(c) of the Code and Section 1.704-1(b)(4) of the Treasury Regulations.

**Section 7.2** **Distribution of Cash Available for Distribution; Tax Distributions**.

Notwithstanding anything to the contrary stated in this Section 7.2 or Section 7.5, the Board may elect to distribute to the Members within 90 days following the end of each Fiscal Year, or at any other time or times as determined by the Board, an amount not to exceed theCash Available for Distribution, *pro rata* among the Members in accordance with their respective Percentage Interests, subject to the terms of Section 7.6. Notwithstanding the foregoing, within 90 days following the end of each Fiscal Year, the Board of Managers shall make a good faith estimate of the amount of taxable income to be recognized by each of the Members, and shall distribute to the Members from Cash Available for Distribution, *pro rata* among the Members in accordance with their respective Percentage Interests, an amount equal to 40% times such Member's distributive share of such taxable income so as to permit the Membersto pay their respective federal, state and local income tax obligations. Distributions required to bemade pursuant to the preceding sentence shall be made at such times as may be appropriate to permit the Members to make estimated tax payments.

**Section 7.3** **No Right to Distributions in Kind**.

No Member shall be entitled to demand property other than cash in connection with any distributions by the Company.

**Section 7.4** **Limitations on Return of Capital Contributions**.

Notwithstanding any of the provisions of this ARTICLE VII, no Member shall have the right to receive from the Company, and the Company shall not have the right to make, a distribution which includes a return of all or part of a Member's Capital Contributions, unless after giving effect to the return of a Capital Contribution, the sum of all Company liabilities,other than the liabilities to a Member for the return of his Capital Contribution, does not exceed the fair market value of the Company's assets.

**Section 7.5** **Distributions Upon Liquidation**.

Upon liquidation of the Company in connection with a Terminating Capital Transactionor otherwise, any remaining assets of the Company shall be distributed to the Members in the following order of priority:

(a)      toward satisfaction of all outstanding debts and other obligations of the Company other than those specified in Section 7.5(b) hereof;

(b)      toward repayment of outstanding loans, if any, made by Members to the Company; and

(c)      thereafter, the balance, if any, to the Members with positive Capital Accounts in accordance with their respective positive Capital Account balances, subject to the terms of Section 7.6.

For purposes of this Section 7.5, the Capital Account of each Member shall be determined after all allocations of income, profit, gain, loss, and expense and all other adjustments made in accordance with Section 7.1 and Section 7.2 resulting from Company operations and from all sales and dispositions of all or any part of the Company's assets. Any distributions pursuant to this Section 7.5 should be made by the end of the Company's taxable year in which theliquidation occurs (or, if later, within 90 days after the date of the liquidation). To the extent deemed advisable by the Board of Managers, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

Section 7.6    **Distributions with Regard to Class B Units.**

(a)    Notwithstanding anything to the contrary stated in Sections 7.2 or 7.5, no distribution shall be made to a Member on account of its Class B Units that have not vested.

(b)    It is the intention of the parties to this Agreement that distributions to any Service Provider with respect to the Class B Units issued to him in the form of Profits Interests be limited as required in this paragraph. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any distributions to any Service Provider with respect to his Class B Units issued as Profits Interests so that such distributions do not violate the terms of the Award Agreement between such Class B Memberand the Company. Accordingly, if and to the extent that the terms of such Award Agreement require that a certain amount of distributions be made to holders of Class A Units prior to any distributions being made to such Class B Member, no distributions shall be made to such Class BMember unless and until such threshold is met, and thereafter such Class B Member shall participate in distributions, along with all holders of Class A Units and holders of Class B units for which the applicable threshold has been met, proportionately based on their respective Unit holdings.

**ARTICLE VIII**
**ACCOUNTING, TAX AND FISCAL MATTERS**

Section 8.1    **Fiscal Year**.

The Company hereby adopts the calendar year, January 1 through and including December 31, as its fiscal year (the "**Fiscal Year**").

Section 8.2    **Books of Account**.

(a)    The Company shall keep full and accurate books of account. At the end of each Fiscal Year of the Company, the books shall be reviewed by such independent public accountants as may be selected by the Board of Managers (the "**Company's Accountant**"), atthe Company's expense, and unaudited annual financial statements showing the financial position of the Company at the end of such Fiscal Year with the results of its operations for such Fiscal Year, reported upon by the Company's Accountant, shall be mailed to each Member whenavailable, but not later than March 31 of the year following the end of such Fiscal Year.

(b)    The Members intend that the Company be treated as a partnership for federal income tax purposes, and the Company shall not elect to be treated as an association taxable as a corporation. As soon as reasonably practicable after the end of each Fiscal Year of the Company, but in any event no later than March 31 of each year, the Board of Managers shall furnish each Member with Internal Revenue Service Form K-1, Federal Form 1065, and such other information as shall be necessary to enable each Member to prepare its income tax returns. All questions of accounting shall be determined by the Board of Managers.

(c)     The Board of Managers must approve all tax elections and tax  accounting methods adopted by the Company for income tax purposes, and all agreements and settlements proposed to be entered into with the Internal Revenue Service as a result of any audit or examination of the Company's federal income tax return. Each Member shall have the right to participate equally in the conduct and negotiation of such agreement or settlement, and no Member shall litigate a tax issue involving the Company without the consent of the other Members. Expenses of administrative proceedings and of litigation of Company tax issues, as approved by the Members, shall be paid by the Company. Each Member shall have the right to review the Company's income tax returns prior to the filing of such returns.

### Section 8.3     Inspection of Books and Records; Reports.

Each of the Members or its duly authorized representatives shall have the right at its expense to examine and inspect, at any reasonable time and  for any purpose, any of the books and records, accounts, properties and/or operations of the Company. Such examination and inspection may be conducted by the Members' own employees, by its own independent certified public accounts and/or by its other agents; *provided, however*, that such examination or inspection shall not unreasonably interfere with the operation of the Company.

### Section 8.4     Company Funds.

The funds of the Company shall be kept in the name of the Company in one or more separate bank accounts with banks or trust companies as selected by the Board of Managers. Withdrawals from such bank accounts shall be made only by persons approved by the Board.

### Section 8.5     Tax Matters and Tax Elections.

(a)     The Members hereby appoint Ayars as the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) as amended by the Bipartisan Budget Act of 2015 ("**BBA**"). The Members may make changes to the designation of the Partnership Representative from time to time. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members shall be bound by the actions taken by the Partnership Representative. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year underaudit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA). The Partnership Representative may resign at any time. If the then-serving Partnership Representative shall cease to serve for any reason, a new Partnership Representative may be appointed by the Board.

(b)     Except as otherwise provided in this Section 8.5, the Board shall, in its sole discretion, decide whether to make any available elections under the Code or any applicable state or local tax law on behalf of the Company.

## ARTICLE IX
## INDEMNIFICATION

**Section 9.1    Indemnification of Managers, Members, Officers and Agents**.

Unless otherwise prohibited by law, the Company shall indemnify and hold harmless the Managers; the Members; the Member's respective officers, managers, employees and agents; the Officers; the agents of the Company; and their respective successors (individually, an "**Indemnitee**") from any claim, loss, expense, liability, action or damage resulting from any act or omission performed by or on behalf of or omitted by an Indemnitee in its capacity as a Manager, a Member, an Officer or an agent, of the Company, including, without limitation, reasonable costs and expenses of its attorneys engaged in defense of any such act or omission; *provided, however*, that an Indemnitee shall not be indemnified or held harmless for any act or omission that is in violation of any of the provisions of this Agreement or that constitutes fraud, gross negligence or willful misconduct. Any indemnification pursuant to this Section 9.1 shall bemade only out of the assets of the Company.

**Section 9.2    Expenses**.

To the fullest extent permitted by law, expenses (including legal fees) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding with respect to which such Indemnitee is entitled to indemnification under Section 9.1 hereof shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this ARTICLE IX.

**Section 9.3    Insurance**.

The Company may purchase and maintain insurance coverage to the extent and in such amounts as the Board shall, in its discretion, deem reasonable, on behalf of the Indemnitees against any liability that may be asserted against or expense that may be incurred by any Indemnitees in connection with activities of the Company or such Indemnitees with respect to which the Company would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

**Section 9.4** **Miscellaneous**.

In no event may an Indemnitee subject a Member to personal liability by reason of these indemnification provisions. An Indemnitee shall not be denied indemnification in whole or in part under this ARTICLE IX because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction (i) was otherwise permitted under the terms of this Agreement or approved by all of the disinterested Members, and (ii) if applicable, approved by all disinterested Managers in accordance with Section 4.2(b). Theprovisions of this ARTICLE IX are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

**Section 9.5** **Notice of Claims**.

With respect to any claim made or threatened against (i) a Manager, a Member, any of their agents, officers, Managers or employees or any agent, Officer or employee of the Company,or their respective successors for which such Indemnitee is or may be entitled to indemnification under this ARTICLE IX or (ii) the Company, the Board shall, or shall cause such Indemnitee to:

(a)     give written notice to the Members of such claim promptly after such claim is made or threatened, which notice shall specify in reasonable detail the nature of the claim and the amount (or an estimate of the amount) of the claim;

(b)     provide the Members with such information and cooperation with respect to such claim as the Members may require, including, without limitation, making appropriate personnel available to the Members at such times as the Members shall request;

(c)     cooperate and take all such steps as the Members may request to preserve and protect any defense to such claim;

(d)     in the event suit is brought with respect to such claim, upon prior notice, afford the Members the right, which the Members may exercise in their sole discretion and at their expense, to participate in the investigation, defense, and settlement of such claim; and

(e)     neither incur any material expense to defend against nor release or settle such claim or make any admission with respect thereto without the prior written consent of the Members.

**ARTICLE X**
**MEMBER REPRESENTATIONS, WARRANTIES, AND COVENANTS**

Section 10.1    **Representations and Warranties**.

Each Member represents and warrants to the Company and each other Member that, on the date of this Agreement (or such later date as such Member shall become admitted as a Member of the Company):

(a)    **Organization and Existence**. Such Member, if not an individual, is duly organized, validly existing, and in good standing under the laws of the state of its organization.

(b)    **Power and Authority**. Such Member has the full power and authority to execute, to deliver, and to perform this Agreement, and to carry out the transactions contemplated hereby.

(c)    **Authorization and Enforceability**. The execution and delivery of this Agreement by such Member and the carrying out by such Member of the transactions contemplated hereby have been duly authorized by all requisite corporate action, if necessary, and this Agreement has been duly executed and delivered by such Member and constitutes the legal, valid, and binding obligation of such Member, enforceable against it in accordance with the terms hereof.

(d)    **No Consents**. No authorization, consent, approval or order of, notice to or registration, qualification, declaration or filing with any governmental authority or other third parties is required for the execution, delivery, and performance by such Member of this Agreement or the carrying out by such Member of the transactions contemplated hereby, except those previously obtained.

(e)    **No Conflict or Breach**. None of the execution, delivery, and performance by such Member of this Agreement, the compliance with the terms and provisions hereof and the carrying out of the transactions contemplated hereby, conflicts or will conflict with or will result in a breach or violation of any of the terms, conditions or provisions of any law, governmental rule or regulation or the organizational or corporate documents of such Member or any applicable order, writ, injunction, judgment or decree of any court or governmental authority against such Member or by which it or any of its properties (other than its Units in the Company) is bound, or any loan agreement, indenture, mortgage, bond, note, resolution, contract or other agreement or instrument to which such Member is a party or by which it or any of its properties is bound, or constitutes or will constitute a default thereunder or will result in the imposition of any lien upon any of its properties.

(f)    **No Proceedings**. There is no suit, action, hearing, inquiry, investigation or proceeding, at law or in equity, pending, or, to the knowledge of such Member, threatened, before, by or in any court or before any regulatory commission, board or other governmental administrative agency against or affecting such Member which could have a material adverse effect on the business, affairs, financial position, results of operations, property or assets, or condition, financial or otherwise, of such Member or on its ability to fulfill its obligations hereunder.

**Section 10.2    Survival**.

All representations and warranties contained in Section 10.1 shall survive the execution and delivery of this Agreement.


**ARTICLE XI**
**PRE-EMPTIVE RIGHTS**


**Section 11.1    Pre-emptive Right**.

(a)    **Issuance of New Securities.** The Company hereby grants to each Class A Member (each, a "**Pre-emptive Member**") the right to purchase its applicable Pro Rata Portion of any New Securities that the Company may from time to time propose to issue or sell to any Person.

(b)    **Definition of New Securities.** As used herein, the term "**New Securities**" shall mean any authorized but unissued Units and Unit Equivalents of the Company, *provided*, that the term "**New Securities**" shall not include Units, Unit Equivalents issued or sold by the Company, in connection with: (A) a grant to any existing or prospective Managers, Officers or otherService Providers pursuant to any Incentive Plan; (B) subject to any approvals required by this Agreement (including the advance approval of the Board), any merger, consolidation or other business combination involving the Company; (C) subject to any approvals required by this Agreement (including the advance approval of the Board), any transaction or series of related transactions involving a Change of Control; (D) any subdivision of Units (by a split of Units or otherwise), payment of distributions or any similar recapitalization with the advance approval of the Board; or (E) subject to any approvals required by this Agreement (including the advance approval of the Board), the issuance of any Units or Unit Equivalents to banks, equipmentlessors or other financial institutions or real property lessors pursuant to a debt financing, equipment leasing or real property transaction.

(c)    **Additional Issuance Notices.** The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in Section 11.1(a) to the Pre-emptive Members as soon as reasonably practicable following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i)    the number and description of the New Securities proposed to be issued and the percentage of the Company's Units then outstanding on a Fully Diluted Basis (both in the aggregate and with respect to each class or series of Units proposed to be issued) that such issuance would represent;

(ii)    the proposed issuance date, which shall be at least ten (10) business days from the date of the Issuance Notice;

(iii)    the proposed purchase price per unit of the New Securities; and

(iv)    if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Board's good-faith determination of the fair market value thereof.

The Issuance Notice shall also be accompanied by a current copy of Exhibit B hereof indicating the Pre-emptive Members' holdings of Units in a manner that enables each Pre-emptive Member to calculate its Pro Rata Portion of any New Securities.

(d)    **Exercise of Pre-emptive Rights.** Each Pre-emptive Member shall for a period of ten (10) business days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of any New Securities at the respective purchase prices set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**") specifying the number of New Securities it desires to purchase. The delivery of an Acceptance Notice by a Pre-emptive Member (an "**Exercising Member**") shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Pre-emptive Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 11.1 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(e)    **Sales to the Prospective Purchaser.** Following the expiration of the Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Members declined to exercise the pre-emptive right set forth in this Section 11.1 on terms no less favorable to the Company than those set forth in the Issuance Notice; *provided*, that: (i) such issuance or sale is closed within twenty (20) business days after the expiration of the Exercise Period; and (ii) for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 11.1.

(f)    **Closing of the Issuance.** The closing of any purchase by any Pre-emptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 11.1, the Company shall deliver the New Securities free and clear of any liens, and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

## ARTICLE XII
## TRANSFERS: RIGHTS WITH RESPECT TO TRANSFER

**Section 12.1**     **Restrictions on Transfers: Securities Law Compliance**.

No Units may be Transferred, in whole or in part, unless (i) such Transfer is made in compliance with the terms of this ARTICLE XII, or (ii) compliance with the terms of this ARTICLE XII is waived by Majority Member Consent. Any Transfer not in accordance with the terms of the immediately preceding sentence shall be void *ab initio* and without legal effect. Unless waived by the Board, Units shall not be Transferred in the absence of an opinion of counsel, satisfactory to the Board, that the registration of the Transfer of the Units is not requiredunder the Securities Act of 1933, as amended, or any other applicable federal or state securities laws. Furthermore, no Person shall be admitted as a Member after the date of this Agreement unless such Person executes a Joinder Agreement in the form of Exhibit C attached hereto agreeing to become bound by all of the terms of this Agreement.

**Section 12.2**     **Family Transfers**.

Section 12.3(a) through (g), Section 12.5, and Section 12.6 shall not apply, nor in any way bind or obligate a Member or any Family Transferee of such Member with respect to any initial or successive Transfer by any of them during such Member's life, or upon or following such Member's death, of all or any portion of such Member's Units to any one or more of any Family Transferees of such Member, *provided that* the Transferring Member, if alive, either retains the right to directly vote any Units so Transferred or is designated and continues to serve as a trustee, general partner, or manager (or similar individual having the right  vote  any securities owned by the Family Transferee) of any Family Transferee, and, *provided,  further, that* each such Family Transferee executes a writing in form acceptable to the Company's legal counsel agreeing to become bound by all of the terms of this Agreement. For the sake of clarity,a bequest or devise of Units from a Member to any one or more Family Transferees of such Member, provided that each such Family Transferee  executes a Joinder Agreement in the  form of Exhibit C attached hereto agreeing to become bound by all of the terms of this Agreement, shall be effective to admit each such Family Transferee as a Member of the Company, and no further Member approval shall be required.

**Section 12.3**     **Right of First Refusal: Transfers Generally**.

(a)     Subject to Section 12.1, if any Member receives a Bona Fide Offer to sell all or any portion of his Units (the "**Offered Interest**") and desires to accept such Bona Fide Offer, such Member or his duly authorized representative (hereinafter called "**Seller**") shall give writtennotice thereof (accompanied by a copy of the Bona Fide Offer) to the Company and to all of the Class A Members of the Company (the "**Remaining Members**"), which notice (hereinafter referred to as "**Seller's Notice**") shall set forth the following:

(i)     the identity of the Person (hereinafter called "**Purchaser**") to whom the Offered Interest is proposed to be Transferred;

(ii)      the purchase price for the Offered Interest, the nature of the consideration to be paid and terms and schedule of payment therefor; and

(iii)      any other terms and conditions associated with the sale of the Offered Interest.

(b)      Upon receipt of Seller's Notice, the Company shall have a period of 30 days next following the date of mailing of Seller's Notice within which to accept Seller's offer to sell the Offered Interest to the Company. If the Company elects to purchase the Offered Interest, written notice thereof shall be given to Seller on or before the last day of said 30 day period. Upon receipt of said notice, Seller shall be obligated to deliver to the Company the certificates or other instruments evidencing the Offered Interest, if any, properly endorsed for transfer, and the Company shall be obligated to accept the Offered Interest and pay the purchase price therefor. If the Company fails to exercise its right to purchase the Offered Interest, the Company shall be deemed to have waived its right to purchase the Offered Interest, and all rights of the Company to purchase such Offered Interest under Seller's Notice shall terminate. If the right of theCompany to purchase the Offered Interest terminates, the Company shall provide prompt written notice of such termination (the "**Termination Notice**") to the Remaining Members.

(c)      Upon receipt of the Termination Notice, each Remaining Member shall have a period of 30 days next following the date of mailing of the Termination Notice within which to accept Seller's offer to sell the Offered Interest. The Remaining Members shall be entitled to purchase such portion of the Offered Interest as they may among themselves agree, or, if they shall not agree, each of the Remaining Members shall have the right to purchase that portion of the Offered Interest equal to the fraction, the numerator of which shall be the number of Units of such Remaining Member and the denominator of which shall be the total Units of all Remaining Members exercising the right of purchase; *provided, however*, that the Members exercising the right of purchase shall be required to purchase all of the Offered Interest.  If a Remaining Member elects to purchase the Offered Interest, written notice thereof shall be given to Seller on or before the last day of said 30-day period. Upon receipt of such notice, Seller shall be obligatedto deliver to the Remaining Member or Members the certificates or other instruments evidencing the Offered Interest, if any, properly endorsed for transfer, and the Remaining Members who have exercised the above purchase rights shall be obligated to purchase the applicable portion of the Offered Interest and pay the purchase price therefor. The Remaining Members failing to exercise their right to purchase the Offered Interest shall be deemed to have waived their right to purchase the Offered Interest, and all rights of those Remaining Members to purchase such Offered Interest under such Seller's Notice shall terminate.

(d)      If the forms of consideration (other than cash or cash-equivalents) offered by the Purchaser are such that the Company or the Members, as the case may be, cannot, despite reasonable efforts, furnish the same form of consideration, then the Company or the Members, as the case may be, may purchase the Offered Interest for substitute consideration in a cash amount determined by an independent valuation of such consideration performed by a qualified appraiser selected by the Board. The running of all time periods provided herein shall be tolled until such appraisal is completed and delivered to the Company.

(e)     If the Offered Interest is not purchased by the Company or the Remaining Members, but subject to the terms of Section 12.5 and Section 12.6 below, if applicable, Seller may make a bona fide Transfer or encumbrance to the Purchaser named in Seller's Notice on the terms and conditions set forth therein. If Seller fails to make such Transfer or encumbrance within 30 days following the expiration of the Remaining Members' purchase rights, such Units shall become again subject to all the restrictions of this Agreement.

(f)     The closing of any purchase by the Company or a Member pursuant to this ARTICLE XII shall take place at the principal office of the Company.

(g)     Any Transfer of Units, other than a Transfer that is expressly permitted by this Agreement, shall be effective only to give the Transferee the right to receive the share of allocations and distributions to which the transferor would otherwise be entitled. Any Transferee (other than pursuant to a Transfer that is expressly permitted by this Agreement) shall not have the right to become a substituted Member without the written consent of the Board, which approval may be granted or denied in the exercise of the sole and absolute discretion of the Board, and in any event only if the Transferee agrees to be bound by all of the terms and conditions of this Agreement as then in effect. Unless and until a Transferee (other than pursuant to a Transfer that is expressly permitted by this Agreement) is admitted as a substituted Member, the Transferee shall have no right to exercise any of the powers, rights, and privileges of a Member hereunder. A Member who has assigned all of his Units shall cease to be a Member and thereafter shall have no further powers, rights, and privileges as a Member hereunder, but shall, unless otherwise relieved of such obligations by agreement of the Board or by operation of law, remain liable for all obligations and duties incurred as a Member. A Transferee who becomes a substitute Member is liable for any obligations of his transferor to make or retain capital contributions as provided in this Agreement and by the Act; provided, however, such Transferee shall not be obligated for liabilities of his transferor unknown to him at the time he became a Member.

(h)     The Board may, in its reasonable discretion, charge a fee to cover the additional administrative expenses (including attorney's fees) incurred in connection with, or as a consequence of the Transfer of, any Units.

(i)     The Company, each Member, and any other Person having business with the Company need deal only with Members who are admitted as Members or as substituted Members of the Company, and they shall not be required to deal with any other Person by reason of assignment by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for an assigning or a deceased Member, any payment to a Member or to a Member's executors or administrators shall release the Company, its officers and the Board from all liability to any other Persons who may be interested in such payment by reason of an assignment by, or the death of, such Member.

(j)     No Person shall have a perfected lien or security interest in any Units unless the creation of such security interest is in accordance with the provisions of this Agreement and the Company is notified of such security interest and provided a copy of all documentation with respect thereto, including financing statements, before execution and filing.

(k)     Each Member agrees not to Transfer any part of his Units (or take or omit to take any action, filing, election, or other action which could result in a deemed Transfer) if such Transfer (either considered alone or in the aggregate with prior Transfers by other Members) would result in the termination of the Company for federal income tax purposes and, in the sole discretion of the Board, such termination would have a material adverse effect on the Company and the Remaining Members. Such a Transfer is void *ab initio* and without legal effect.

**Section 12.4    Dilution; New Members**.

Any issuance of additional Units in accordance with this Agreement will cause a pro rata reduction in each Member's Percentage Interest. No new Members shall be entitled to any retroactive allocation of income, losses, or expense deductions the Company incurs.

**Section 12.5    Participation Rights**.

Upon the receipt by one or more Members (the "**Transferring Members**") of a Bona Fide Offer from a Purchaser to purchase all or a portion of the Units of the Transferring Members that in the aggregate constitute more than 50% of all then-outstanding Units, either in a single transaction or a series of related transactions, which offer the Transferring Members desire to accept, and the Company shall not have exercised its right of first refusal pursuant to Section 12.3(b) (to the extent applicable), and the applicable Members shall have not exercised the right of first refusal pursuant to Section 12.3(c) (to the extent applicable), then (i) the Transferring Members shall give written notice to all other Members of the Company (the "**Remaining Members**") within 15 days following the expiration of the applicable Members' purchase rights under Section 12.3(c) (to the extent applicable), and (ii) each Remaining Member may elect to include the Remaining Member's Units in the sale to the proposed Purchaser, at such price and upon such terms as shall be stated in Seller's Notice. To the extent a Remaining Member exercises such right of participation in accordance with the terms and conditions set forth below, the Units which the Transferring Member may sell pursuant to the Seller's Notice shall be correspondingly reduced. The Remaining Members electing to exercise their right of participation may sell all or any part of their Units that is not in excess of the product obtained by multiplying (i) the aggregate number of Units covered by the Seller's Notice by (ii) a fraction, the numerator of which is the number of Units owned by the Remaining Members, and the denominator of which is the total number of Units at the time owned by all selling Members. The Remaining Members may make this election only by giving written notice to the Transferring Members of such election to participate in the sale, stating in such notice the number of Units desired to be sold. If a Remaining Member has not given such notice within 15 days after its receipt of the notice provided by the Transferring Members pursuant to this paragraph, such Member shall be deemed to have chosen not to participate. The right of participation of the Remaining Members and the Transferring Member shall be subject to the following terms and conditions:

(a)     The Remaining Members exercising rights under this Section 12.5 (a "**Participant**") shall effect participation in the sale by delivering promptly to the Transferee(s) one or more certificates, if any such certificates exist, properly endorsed for Transfer, which represent the type and number of Units which such Participant elects to sell, against tender of that portion of the sale proceeds to which such Participant is entitled by reason of its participation in such sale. To the extent that any Transferee prohibits such assignment or otherwise refuses to purchase Units from a Participant exercising its rights of participation hereunder, the Transferring Member shall not sell to such Transferee any Units unless and until, simultaneously with such sale, the Transferring Member shall purchase such Units from such Participant. Each Participant shall also enter into the same form of agreement with the Transfereeas is required to be entered into by the Transferring Member; *provided*, that no Participant shall be required to make any representation, warranty or covenant other than a representation as tothe Participant's power and authority or capacity to effect such sale and title to its Units; and, *provided, further*, that all Members required to indemnify or hold harmless the Transferee shall share such obligations on a pro rata basis based upon their respective ownership interests.

(b)     The exercise or non-exercise of the rights of the Remaining Members hereunder to participate in one or more sales of Units as the case may be, made by the  Transferring Member shall not adversely affect their rights to participate in subsequent sales of Units subject to this Section 12.5.

Section 12.6     **Member's Obligation to Participate in Sale**.

(a)     If (i) a Transferring Member desires to sell or in any manner to dispose of or otherwise Transfer either in a single transaction or a series of related transactions, a portion or all of his Units to a Person that is not an Affiliate, (ii) such Units in the aggregate constitute more than 50% of all then-outstanding Units as of the date of the Seller's Notice, and (iii)  theCompany and the Members entitled to exercise such right have not exercised the right of first refusal in accordance with Section 12.3 (to the extent applicable) to purchase all of the Offered Interest (to the extent applicable) and the Remaining Members entitled  to exercise such right have not exercised the right of participation in accordance with Section 12.5 (to the extent applicable) for all of the Remaining Members' Units, the Transferring Member may require by written demand that the Remaining Members be obligated to sell all, but not less than all, of the Units of the Company then held by the Remaining Members at such price and upon such termsas shall be stated in the Seller's Notice.

(b)     If the Transferring Member shall have required the Remaining Members to sell their Units pursuant to Section 12.6(a), the Remaining Members will deliver the certificate(s) for their Units duly endorsed for Transfer to the Transferee thereof against tender of the purchase price to be paid to the Remaining Members in accordance with the Seller's Notice. The Remaining Members also shall enter into the same form of agreement with the Transferee as is required to be entered into by the Transferring Member; *provided*, that the Remaining Members shall not be required to make any representation, warranty or covenant other than  a representation as to their power and authority or capacity to effect such sale and title to their Units; and, *provided, further*, that all Members required to indemnify or hold harmless the Transferee shall share such obligations on a pro rata basis based upon their respective ownership interests.

(c)     In the event that any Remaining Member fails to deliver such certificates, such Remaining Member shall for all purposes be deemed no longer to be a Member; *provided, however*, that the purchase price which would have been paid to such Remaining Member under this Section 12.6 shall be deposited in a bank or with an escrow agent for delivery to such

Remaining Member at such time as such Remaining Member shall deliver the certificates required hereunder or a lost stock affidavit satisfactory in form and substance to the Company.

## ARTICLE XIII
## MISCELLANEOUS PROVISIONS

### Section 13.1 Confidentiality.

Each Member shall, at all times during the term of this Agreement, use its best efforts and take all appropriate steps to safeguard the secrecy and confidentiality of the Company's marketing plans, customer information, specialized information, data bases, financial information and other confidential information regarding the Company and its activities.

### Section 13.2 Notices.

Unless otherwise provided herein, any offer, acceptance, election, approval, consent, certification, request, waiver, notice or other communication required or permitted to be given hereunder (collectively referred to as a "**Notice**"), shall be in writing and shall be deemed to have been given at the earlier of the date when actually delivered to a Member or when sent by email (if confirmed) or nationally recognized reliable overnight carrier at the address of such Member set forth on Exhibit A attached hereto or at such other address as any Member hereafter may designate to the others in accordance with the provisions of this Section 13.2. In addition, the Board shall be sent a copy of all such Notices, by email or nationally recognized overnight carrier. The date at which notice shall be deemed received shall be the date of the receipt of the copy of such notice by the Board.

### Section 13.3 Entire Agreement.

This Agreement, including the Exhibit(s) or Schedules attached hereto or incorporated herein by reference, constitutes the entire agreement of the Members with respect to the matters covered herein. This Agreement supersedes all prior and contemporaneous agreements and oral understandings among the Members with respect to such matters. In the event there is any litigation, arbitration or other form of dispute resolution between the Members over the interpretation of any provision of this Agreement, the prevailing Member(s) in such action shall be entitled to recover reasonable attorney's fees from the nonprevailing Member(s) in such action.

### Section 13.4 Amendment.

Except as provided by law, in the Company's Articles of Organization or otherwise set forth herein, any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Members holding at least a majority of the Class A Units. Notwithstanding the foregoing, the Board may update Exhibit A and Exhibit B hereof from time to time following any new issuance or Transfer of Units in accordance with this Agreement without the consent of the Members.

**Section 13.5** <u>Interpretation</u>.

Wherever the context may require, any noun or pronoun used herein shall include the corresponding masculine, feminine, or neuter forms. The singular form of nouns, pronouns, and verbs shall include the plural, and vice versa.

**Section 13.6** <u>Severability</u>.

Each provision of this Agreement shall be considered severable and if for any reason any provision hereof is determined to be invalid and contrary to existing or future law, such invalidity shall not impair the operation or affect those portions of this Agreement which are valid, and this Agreement shall remain in full force and effect and shall be construed and enforced in all respects, and such invalid or unenforceable provision shall be replaced with the alternative valid and enforceable provision which otherwise gives maximum effect to the original intent of such invalid or unenforceable provision.

**Section 13.7** <u>Successors</u>.

Except as expressly otherwise provided herein, this Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

**Section 13.8** <u>Further Assurances</u>.

Each Member hereby agrees that it shall hereafter execute and deliver further instruments, provide all information and take or forbear such further acts and things as may be reasonably required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

**Section 13.9** <u>Counterparts</u>.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together will constitute one instrument, binding upon all parties hereto, notwithstanding that all of such parties may not have executed the same counterpart.

**Section 13.10** <u>Legal Counsel</u>.

*This Agreement has been prepared by Williams Mullen as counsel to the Company ("**Counsel**"), after full disclosure of its representation of the Company and with the consent and at the direction of the Company and each Member. Each Member acknowledges that it has reviewed the contents of this Agreement and fully understands its terms. Each Member acknowledges that it is fully aware of its right to the advice of counsel independent from that of the Company, that it was advised by Counsel that a conflict exists among the Members' and the Company's individual interests with respect to this Agreement and that such interests may presently and in the future be adverse, and that it should seek the advice of independent counsel, and that it has had the opportunity to seek the advice of independent counsel. Each Member further acknowledges that Counsel has provided no advice or representations to it regarding the tax consequences of this Agreement to it, and that it has been advised to seek the advice and* *consultation of its own personal tax advisers with respect to such tax consequences. Each Member, by executing this Agreement, represents that it has, after being advised of the potential conflicts among the Members and the Company with respect to the future consequences of this Agreement, either consulted independent legal counsel or elected, not to consult such independent legal counsel.*

[Signature Page Follows]

IN WITNESS WHEREOF, pursuant to Section 45 of the Prior Agreement, the undersigned hereby amend and restate the Prior Agreement in its entirety, having executed this Agreement as of the date and year first above written.

**MEMBER(S):**

/s/ Justin Ayars

_____

Justin Ayars


**COMPANY:**

EQUALITYMD, LLC, a Virginia limited liability company


By: _____/s/ Justin Ayars_____

Justin, Chief Executive Officer

<u>Member Information and Address for Notices</u>

<u>If to Justin Ayars</u>:
1342 Flynn Road
Richmond, VA 23225
justin@qmediaco.com

<u>If to other</u>:
[ other address ]
Richmond, VA 23229

Capital Contributions and Units

*January <u>31</u>, 2020*

| Member | Capital Contribution | Units |
|---|---|---|
| Justin Ayars | *On file with Company records* | 1,225,000 Class A |
| *Class B holder* | *N/A*[1] | 100,000 Class B |
| Reserved for Future Issuance | *N/A*[1] | 150,000 Class B |
| TOTALS: | *On file with Company records* | 1,475,000 |

---

[1] A profits interest within the meaning of the Treasury Regulations.

Capital Contributions and Units

February 5, 2021

| Member | Capital Contribution | Units |
|---|---|---|
| Justin Ayars | *On file with company records* | 1,225,000 Class A |
| Class A holder | *On file with company records* | 193,009 Class A |
| Class A holder | *On file with company records* | 13,618 Class A |
| Class A holder | *On file with company records* | 16,951 Class A |
| Class B holder | *N/A[1]* | 100,000 Class B |
| Class B holder | *N/A[2]* | 75,000 Class B |
| Class B Units Reserved | *N/A[3]* | 75,000 Class B |
| TOTALS | *On file with company records* | 2,248,579 |

---

[1] A profits interest within the meaning of the Treasury Regulations.
[2] A profits interest within the meaning of the Treasury Regulations.

[3] A profits interest within the meaning of the Treasury Regulations.

Exhibit C

## Joinder Agreement

The undersigned,_____, acknowledges that the undersigned has read the Amended and Restated Operating Agreement of EqualityMD, LLC dated November_, 2021 (the "Agreement"), that the undersigned knows its contents, and agrees to be bound to the Agreement as a Member of the Company with the following number of Units:
- Number of Class A Units as of date hereof: _____
- Number of Class B Units as of date hereof: _____

All capitalized terms used herein shall have the respective meanings as provided in the Agreement.

By signing and delivering this Joinder Agreement, the undersigned (i) makes all representations and warranties of a Member set forth in the Agreement, effective as of the date of the undersigned's signature below, (ii) agrees to all terms of the Agreement, and (iii) further agrees to fulfill all duties and obligations imposed on Members under the Agreement. It is the undersigned's intention to be bound by the Agreement as a signatory and party to the Agreement, and for the Units to be bound by and subject to the terms of the Agreement, as if the undersigned were an original signatory and party to the Agreement.

The undersigned is aware that the legal, financial, and related matters in the Agreement are complex and that the undersigned is free to seek independent professional guidance and counsel with respect to this Joinder Agreement. The undersigned has either sought such guidance and counsel or the undersigned has waived this right after carefully reviewing the Agreement.

IF UNDERSIGNED IS AN ENTITY:

_____
(Name of Entity - Please Print)

By: _____

Name: _____

Title: _____

IF UNDERSIGNED IS ONE OR MORE INDIVIDUALS (all individuals must sign)

_____
(Name - Please Print)

_____
(Signature)

Agreed and acknowledged:

EqualityMD, LLC

/s/ Justin Ayars
_____
By: Justin Ayars, Chief Executive Officer